UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
GENENTECH, INC.
(Name of Subject Company (Issuer))
ROCHE INVESTMENTS USA INC.
(Offeror)

an indirect wholly owned subsidiary of
ROCHE HOLDING LTD
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))
Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities)

368710406
(Cusip Number of Class of Securities)
Carol Fiederlein
Roche Investments USA Inc.
1220 N. Market Street, Suite #334
Wilmington, DE 19801
Telephone: (302) 425-0151
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Dr. Beat Kraehenmann	Christopher Mayer
Roche Holding Ltd	Davis Polk & Wardwell
Grenzacherstrasse 124	450 Lexington Avenue
CH-4070 Basel	New York, New York 10017
Switzerland	Telephone: (212) 450-4000
Telephone: +41-61-688-1111
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$42,056,058,888.50	$1,652,803.11

*	Estimated for purposes of calculating the filing fee only. Calculated by adding (i) the product of (A) 464,844,149, which is the difference between 1,052,033,529, the number of shares (“Shares”) of common stock of Genentech, Inc. outstanding as of September 30, 2008, and 587,189,380, the number of Shares beneficially owned by Roche Holding Ltd and (B) $86.50, which is the per Share tender offer price, and (ii) the product of (A) 76,800,000, which is the number of Shares subject to “in-the-money” options outstanding as of September 30, 2008, and (B) $24.05, which is the difference between the $86.50 per Share tender offer price and $62.45, the average weighted exercise price of such options. The number of outstanding Shares, the number of Shares subject to “in-the-money” options and the average weighted exercise price for such options is contained in Genentech’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2009 issued by the Securities and Exchange Commission on September 29, 2008, by multiplying the transaction valuation by 0.0000393.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☑ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.
     This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) relates to the offer by Roche Investments USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland, to purchase all outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Genentech, Inc., a Delaware corporation (the “Company”), not owned by Roche Holding Ltd and its subsidiaries at $86.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.
Item 10. Financial Statements.
(a)	Financial Information Required by Item 1010(a) of Regulation M-A:
(1)	The audited consolidated financial statements for Roche Holding, Ltd and its consolidated subsidiaries as of and for each of the years ended December 31, 2008 and 2007 are filed as Exhibit (a)(5)(i) hereto and are incorporated herein by reference.

(2)	Not applicable

(3)	Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent.”

(4)	Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent.”
(b)	Financial Information Required by Item 1010(b) of Regulation M-A:

Pro forma financial information for Roche Holding Ltd is not material to the Offer.

(c)	Financial Information Required by Item 1010(c) of Regulation M-A:

Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent.”
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated February 9, 2009.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Summary Advertisement to be published in The Wall Street Journal.

(a)(5)(i)	Roche Annual Report 2008 Finance Report, containing the audited consolidated financial statements for Roche Holding Ltd and its consolidated subsidiaries as of and for each of the

Exhibit No.	Description
years ended December 31 2008 and 2007.

(a)(5)(ii)	Verified consolidated class action complaint in the consolidated action captioned In re Genentech, Inc. Shareholders Litigation, filed in the Court of Chancery of the State of Delaware and dated August 18, 2008.

(a)(5)(iii)	Complaint of Alameda County Employees’ Retirement Association against Genentech, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Roche Holdings, Inc., and Roche Holding, Ltd., filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.

(a)(5)(iv)	Complaint of City of Dearborn Heights General Employees’ Retirement System against Roche Holdings AG, Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 25, 2008.

(a)(5)(v)	Complaint of City of Edinburgh Council as Administering Authority of Lothian Pension Fund against Roche Holdings, Inc., Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.

(a)(5)(vi)	Complaint of Fulton County Employees’ Retirement System against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 5, 2008.

(a)(5)(vii)	Complaint of Ira J. Gaines against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 23, 2008.

(a)(5)(viii)	Complaint of The General Retirement Fund for the City of Detroit against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 7, 2008.

(a)(5)(ix)	Complaint of Montgomery County Employees’ Retirement Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 22, 2008.

(a)(5)(x)	Complaint of City of Tallahassee’s Employees’ Retirement System against Genentech Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 28, 2008.

(a)(5)(xi)	Complaint of Peter Wrubel against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 24, 2008.

(a)(5)(xii)	Complaint of Bader & Yakaitis PSP and Trust against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.

(a)(5)(xiii)	Complaint of Misty L. Colwell against Genentech, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.

(a)(5)(xiv)	Complaint of Robert Corwin against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of

Exhibit No.	Description
California, County of San Mateo and dated July 29, 2008.

(a)(5)(xv)	Complaint of Robert L. Garber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.

(a)(5)(xvi)	Complaint of Joel A. Gerber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.

(a)(5)(xvii)	Complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 23, 2008.

(a)(5)(xviii)	Amended complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 15, 2008.

(a)(5)(xix)	Complaint of James Kenney against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.

(a)(5)(xx)	Complaint of Katherine Krattenmaker against Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche and Roche Holdings Inc., filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.

(a)(5)(xxi)	Complaint of Louisiana Municipal Police Employees’ Retirement System against Genentech, Inc., Roche Holdings, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.

(a)(5)(xxii)	Complaint of Louisiana Sheriffs’ Pension and Relief Fund against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holding AG, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.

(a)(5)(xxiii)	Complaint of Lucky All Five Investments, LP against Genentech, Inc., Roche Holdings, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.

(a)(5)(xxiv)	Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.

(a)(5)(xxv)	Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Francisco and dated July 24, 2008.

(a)(5)(xxvi)	Complaint of New Jersey Laborers Pension Fund and New Jersey Laborers Annuity Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 7, 2008.

(a)(5)(xxvii)	Complaint of Eric A. Olsen against Genentech, Inc., Roche Holding Ltd, Roche Holdings,

Exhibit No.	Description
Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated August 19, 2008.

(a)(5)(xxviii)	Complaint of Papazian Distributing Co., Inc. against Roche Holdings, Inc., Roche Holding AG, Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.

(a)(5)(xxix)	Complaint of Elsa Rosenberg against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.

(a)(5)(xxx)	Complaint of Irving J. Taylor against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.

(a)(5)(xxxi)	Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.

(a)(5)(xxxii)	Complaint of Ernest Gottdiener against Arthur D. Levinson, Charles A. Sanders, Jonathan K.C. Knowles, William M. Burns, Erich Hunziker, Herbert W. Boyer, Debra L. Reed, Genentech, Inc. and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated August 5, 2008.

(a)(5)(xxxiii)	Complaint of John P. McCarthy Profit Sharing Plan against Genentech, Inc., Roche Holding, Ltd, Roche Holdings, Inc., Roche Holding AG, Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles Sanders, filed in the United States District Court for the Northern District of California and dated August 4, 2008.

(a)(5)(xxxiv)	Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated July 23, 2008.

(a)(5)(xxxv)	Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware) and dated September 24, 2008.

(a)(5)(xxxvi)	Order of Vice Chancellor Strine, dated September 26, 2008, Granting the Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).

(a)(5)(xxxvii)	Press Release issued by Roche, dated February 9, 2009.

(a)(5)(xxxviii)	Investor Q&A, dated February 9, 2009.

(a)(5)(xxxix)	Roche Investor Presentation, dated February 9, 2009.

(a)(5)(xxxx)	Transcript of Interview with Dr. Humer, dated February 9, 2009.

(a)(5)(xxxxi)	Letter to Genentech Employees, dated February 9, 2009.

(c)(i)	Presentation dated February 7, 2009 provided by Greenhill & Co., LLC to Roche.

(d)(i)	Form of Affiliation Agreement dated as of July 22, 1999, between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).

Exhibit No.	Description
(d)(ii)	Amendment No. 1 dated as of October 22, 1999 to the Affiliation Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 filed on February 8, 2000).

(d)(iii)	Form of Amended and Restated Agreement, restated as of July 1, 1999, between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).

(d)(iv)	Amendment dated as of March 10, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).

(d)(v)	Amendment dated as of June 26, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).

(d)(vi)	Third Amendment dated as of April 30, 2004 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of the Company’s Products outside the United States (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).

(d)(vii)	Form of Tax Sharing Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).

(d)(viii)	Collaborative Agreement dated as of April 13, 2004 among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (incorporated by reference to Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Item 13. Financial Statements.
(a)	Financial Information Required by Item 1010(a) of Regulation M-A:
(1)	The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2007 and December 31, 2006 are incorporated herein by reference to Item 8 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed on February 26, 2008.

(2)	The unaudited consolidated financial statements of the Company for the nine months ended September 30, 2008 are incorporated herein by reference to Item 1 of Part I of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 4, 2008.

(3)	Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company.”

(4)	Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company.”
(b)	Financial Information Required by Item 1010(b) of Regulation M-A:

Pro forma financial information for the Company is not material to the Offer.

(c)	Financial Information Required by Item 1010(c) of Regulation M-A:

Incorporated herein by reference to the financial information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company.”

SIGNATURES
     After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: February 9, 2009

ROCHE INVESTMENTS USA INC

By:	/s/ Carol Fiederlein
Name: Carol Fiederlein
Title: Secretary

ROCHE HOLDING LTD

By:	/s/ Steve Krognes
Name: Steve Krognes
Title: Authorized Signatory

By:	/s/ Beat Kraehenmann
Name: Dr. Beat Kraehenmann
Title: Authorized Signatory

EXHIBIT INDEX
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated February 9, 2009.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Summary Advertisement to be published in The Wall Street Journal.

(a)(5)(i)	Roche Annual Report 2008 Finance Report, containing the audited consolidated financial statements for Roche Holding Ltd and its consolidated subsidiaries as of and for each of the years ended December 31 2008 and 2007.

(a)(5)(ii)	Verified consolidated class action complaint in the consolidated action captioned In re Genentech, Inc. Shareholders Litigation, filed in the Court of Chancery of the State of Delaware and dated August 18, 2008.

(a)(5)(iii)	Complaint of Alameda County Employees’ Retirement Association against Genentech, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Roche Holdings, Inc., and Roche Holding, Ltd., filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.

(a)(5)(iv)	Complaint of City of Dearborn Heights General Employees’ Retirement System against Roche Holdings AG, Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 25, 2008.

(a)(5)(v)	Complaint of City of Edinburgh Council as Administering Authority of Lothian Pension Fund against Roche Holdings, Inc., Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.

(a)(5)(vi)	Complaint of Fulton County Employees’ Retirement System against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 5, 2008.

(a)(5)(vii)	Complaint of Ira J. Gaines against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 23, 2008.

(a)(5)(viii)	Complaint of The General Retirement Fund for the City of Detroit against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 7, 2008.

(a)(5)(ix)	Complaint of Montgomery County Employees’ Retirement Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 22, 2008.

(a)(5)(x)	Complaint of City of Tallahassee’s Employees’ Retirement System against Genentech Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D.

Exhibit No.	Description
Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 28, 2008.

(a)(5)(xi)	Complaint of Peter Wrubel against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 24, 2008.

(a)(5)(xii)	Complaint of Bader & Yakaitis PSP and Trust against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.

(a)(5)(xiii)	Complaint of Misty L. Colwell against Genentech, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.

(a)(5)(xiv)	Complaint of Robert Corwin against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.

(a)(5)(xv)	Complaint of Robert L. Garber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.

(a)(5)(xvi)	Complaint of Joel A. Gerber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.

(a)(5)(xvii)	Complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 23, 2008.

(a)(5)(xviii)	Amended complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 15, 2008.

(a)(5)(xix)	Complaint of James Kenney against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.

(a)(5)(xx)	Complaint of Katherine Krattenmaker against Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche and Roche Holdings Inc., filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.

(a)(5)(xxi)	Complaint of Louisiana Municipal Police Employees’ Retirement System against Genentech, Inc., Roche Holdings, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.

(a)(5)(xxii)	Complaint of Louisiana Sheriffs’ Pension and Relief Fund against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holding AG, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.

(a)(5)(xxiii)	Complaint of Lucky All Five Investments, LP against Genentech, Inc., Roche Holdings, Inc.,

Exhibit No.	Description
Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.

(a)(5)(xxiv)	Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.

(a)(5)(xxv)	Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Francisco and dated July 24, 2008.

(a)(5)(xxvi)	Complaint of New Jersey Laborers Pension Fund and New Jersey Laborers Annuity Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 7, 2008.

(a)(5)(xxvii)	Complaint of Eric A. Olsen against Genentech, Inc., Roche Holding Ltd, Roche Holdings, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated August 19, 2008.

(a)(5)(xxviii)	Complaint of Papazian Distributing Co., Inc. against Roche Holdings, Inc., Roche Holding AG, Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.

(a)(5)(xxix)	Complaint of Elsa Rosenberg against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.

(a)(5)(xxx)	Complaint of Irving J. Taylor against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.

(a)(5)(xxxi)	Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.

(a)(5)(xxxii)	Complaint of Ernest Gottdiener against Arthur D. Levinson, Charles A. Sanders, Jonathan K.C. Knowles, William M. Burns, Erich Hunziker, Herbert W. Boyer, Debra L. Reed, Genentech, Inc. and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated August 5, 2008.

(a)(5)(xxxiii)	Complaint of John P. McCarthy Profit Sharing Plan against Genentech, Inc., Roche Holding, Ltd, Roche Holdings, Inc., Roche Holding AG, Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles Sanders, filed in the United States District Court for the Northern District of California and dated August 4, 2008.

(a)(5)(xxxiv)	Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated July 23, 2008.

(a)(5)(xxxv)	Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of

Exhibit No.	Description
the State of Delaware) and dated September 24, 2008.

(a)(5)(xxxvi)	Order of Vice Chancellor Strine, dated September 26, 2008, Granting the Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).

(a)(5)(xxxvii)	Press Release issued by Roche, dated February 9, 2009.

(a)(5)(xxxviii)	Investor Q&A, dated February 9, 2009.

(a)(5)(xxxix)	Roche Investor Presentation, dated February 9, 2009.

(a)(5)(xxxx)	Transcript of Interview with Dr. Humer, dated February 9, 2009.

(a)(5)(xxxxi)	Letter to Genentech Employees, dated February 9, 2009.

(c)(i)	Presentation dated February 7, 2009 provided by Greenhill & Co., LLC to Roche.

(d)(i)	Form of Affiliation Agreement dated as of July 22, 1999, between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).

(d)(ii)	Amendment No. 1 dated as of October 22, 1999 to the Affiliation Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 filed on February 8, 2000).

(d)(iii)	Form of Amended and Restated Agreement, restated as of July 1, 1999, between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).

(d)(iv)	Amendment dated as of March 10, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).

(d)(v)	Amendment dated as of June 26, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).

(d)(vi)	Third Amendment dated as of April 30, 2004 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of the Company’s Products outside the United States (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).

(d)(vii)	Form of Tax Sharing Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).

(d)(viii)	Collaborative Agreement dated as of April 13, 2004 among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (incorporated by reference to Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not applicable.

Exhibit No.	Description
(h)	Not applicable.